Exhibit (m)(2)

GOLDMAN SACHS VARIABLE INSURANCE TRUST

On behalf of each of its series that has designated

a class of its shares as the “Advisor Shares” thereof

Advisor Shares Distribution and

Service Plan

February 11, 2014

WHEREAS, Goldman Sachs Variable Insurance Trust (the “Trust”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Trust’s Board of Trustees has divided the Trust’s shares into series and classes and may create additional series and classes from time to time;

WHEREAS, the Trust has established a class of shares of beneficial interest designated as Advisor Shares (the “Shares”) with respect to certain series (each, a “Fund”) of the Trust;

WHEREAS, Advisor Shares of each Fund of the Trust may from time to time be offered to separate accounts (“Separate Accounts”) of insurance companies (collectively, the “Insurance Companies”) that issue variable annuity contracts and variable life insurance policies investing indirectly in Advisor Shares (collectively, “Contracts”) and to qualified pension and profit -sharing plans;

WHEREAS, the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Advisor Shares Distribution and Service Plan will benefit each Fund and the owners of Contracts that invest in Advisor Shares; and

WHEREAS, the Trust, on behalf of each Fund, employs Goldman, Sachs & Co. (the “Distributor”) as distributor of the Advisor Shares pursuant to an Amended and Restated Distribution Agreement dated February 3, 2000, as amended.

NOW, THEREFORE, the Trust, on behalf of the each Fund, hereby adopts, and the Distributor hereby agrees to the terms of, this Distribution and Service Plan (the “Plan”) on the following terms and conditions:

1)	Distribution Plan.

a.	The Trust, on behalf of each Fund, is authorized to compensate the Distributor for distribution services performed and expenses incurred by the Distributor in connection with each Fund’s Advisor Shares. The amount of such compensation paid during any one year shall not exceed 0.15% of the average daily net assets of a Fund attributable to such Advisor Shares. Such compensation shall be calculated and accrued daily and payable monthly or at such other intervals as the Board of Trustees may determine. The compensation payable pursuant to this paragraph 1 is intended to finance activities that are primarily intended to result in the sale of Advisor Shares of the Funds within the meaning of Rule 12b-1 under the Act, and is subject to the approval and other provisions of that Rule. No compensation paid under this paragraph 1 shall be for “personal and account maintenance and administration services and expenses” as defined in paragraph 2 below.

b.

Distribution services and expenses for which Distributor may be compensated pursuant to paragraph 1 include, without limitation: compensation to (including sales commissions) and expenses of the Distributor and any of its officers, sales representatives and employees, including allocable overhead, travel and telephone expenses, who engage in or support distribution of a Fund’s Advisor Shares or the Contracts; interest expenses and other costs associated with the financing of such compensation and expenses; printing and mailing of prospectuses, statements of additional information and reports for prospective owners and purchasers of a Fund’s Advisor Shares or the Contracts; compensation to Insurance Companies, financial intermediaries and broker-dealers, including without limitation the payment of trail commissions or other commissions, to pay or reimburse them for their services or expenses in connection with the distribution of a Fund’s Advisor Shares or the Contracts; expenses relating to the development, preparation, printing and mailing of a Fund’s advertisements, sales literature and other promotional materials describing and/or relating to a Fund; expenses of holding seminars and sales meetings designed to promote the sale or distribution of a Fund’s Advisor Shares or the Contracts; expenses or training sales personnel regarding the Contracts or a Fund’s Advisor Shares; expenses of compensating sales personnel regarding the Contracts or a Fund’s Advisor Shares; and financing any other activity that the Trustees determine is primarily intended to result in the sale of a Fund’s Advisor Shares or the Contracts.

c.	Appropriate adjustments to payments made pursuant to clause (a) of this paragraph 1 shall be made whenever necessary to ensure that no payment is made by the Trust on behalf of a Fund in excess of the applicable maximum cap imposed on asset-based, front-end and deferred sales charges by subsection (d) of Section 2830 of the Conduct Rules of FINRA.

2)	Service Plan.

a.	The Trust, on behalf of each Fund, is authorized to compensate the Distributor for personal and account maintenance and administration services performed and expenses incurred by the Distributor in connection with each Fund’s Advisor Shares and the Contracts. The amount of such compensation paid during any one year shall not exceed 0.25% of the average daily net assets of a Fund attributable to such Advisor Shares. Such compensation shall be calculated and accrued daily and payable quarterly or at such other intervals as the Board of Trustees may determine. The compensation payable pursuant to this paragraph 2 is intended to finance personal and account maintenance and administration services and expenses, which are not primarily intended to result in the sale of Advisor Shares of the Funds within the meaning of Rule 12b-1 under the Act, and is not subject to the approval and other provisions of that Rule.

b.	Personal and account maintenance and administration services and expenses include, but are not limited to: payments made to or on account of the Distributor, other brokers, dealers and financial service firms that have entered into agreements with the Distributor or their respective officers, sales representatives and employees who respond to inquiries of, and furnish assistance to, shareholders regarding their ownership of a Fund’s Advisor Shares or the Contracts; teleservicing support in connection with the Funds; delivery of current Prospectuses, reports, notices, proxies and proxy statements and other informational materials; facilitation of the tabulation of investors’ votes in the event of a Trust shareholder vote; receiving, tabulating and transmitting proxies executed by or on behalf of investors; maintenance of investor records reflecting shares purchased and redeemed and share balances, and the conveyance of that information to the Trust or the Distributor as may be reasonably requested; provision of support services, including providing information about the Trust and its Funds and answering questions concerning the Trust and its Funds, including questions respecting investors’ interests in one or more Funds; provision and administration of insurance features for the benefit of investors in connection with the Funds, which may include fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; receiving, aggregating and forwarding purchase and redemption orders; acting as the nominee for investors; maintaining account records and providing investors with account statements; processing dividend payments; issuing investor reports and transaction confirmations; providing subaccounting services; general account administration activities; and providing such similar services as the Trust may reasonably request to the extent the Distributor or authorized firm is permitted to do so under applicable statutes, rules or regulation.

3)	General Provisions.

a.	This Plan shall not take effect until the Plan, together with any related agreement, has been approved by votes of a majority of both (a) the Board of Trustees of the Trust and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined by the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Independent Trustees”) cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

b.	This Plan shall remain in effect until June 30, 2014 and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided in paragraph 4(a).

c.	The Distributor shall provide to the Board of Trustees of the Trust and the Board shall review, at least quarterly, a written report of services and expenses provided or incurred under this Plan, and the purposes for which such services were performed and expenses were incurred.

d.	This Plan may be terminated with respect to a Fund at any time by a vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Advisor Shares of such Fund. The Trust authorizes the Distributor, if the Distributor so elects, to assign to a third party any payments that the Distributor is entitled to receive for the Distributor’s services hereunder free and clear of any offset, defense or counterclaim the Trust may have against the Distributor (it being understood that the foregoing does not constitute a waiver of any claim the Trust or a Fund may have against the Distributor) and except to the extent that any change or modification after the date hereof of (x) the provisions of the Act, the rules and regulations thereunder or other applicable law or (y) any interpretation of the Act, the rules and regulations thereunder or other applicable law shall restrict the Distributor’s right to make such transfer free and clear of any offset, defense or counterclaim.

e.	This Plan may not be amended with respect to any Fund to increase materially the amount of compensation payable for distribution services and expenses pursuant to paragraph 1 unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Advisor Shares of such Fund, except to the extent that the approval of another class of such Fund is required in accordance with Rule 18f-3 under the Act, in which case the approval of a majority (as defined in the Act) of the outstanding voting securities of such class shall also be required. No material amendment to this Plan shall be made unless approved in the manner provided in paragraph 3(a).

f.	While this Plan is in effect, the Board of Trustees of the Trust shall satisfy the fund governance standards as defined in Rule 0-l(a)(7) under the Act.

g.	The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 3(c), for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

h.	This Plan only relates to the Advisor Shares of a Fund and the compensation determined in accordance with paragraphs 1 and 2 shall be based upon the average daily net assets of the Fund attributable to Advisor Shares. The obligations of the Trust and the Funds hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust’s property allocable to Advisor Shares shall be bound. No series of the Trust shall be responsible for the obligations of any other series of the Trust.

IN WITNESS WHEREOF, the Trust (on behalf of each Fund that has designated a class of its shares as the “Advisor Shares” thereof) and the Distributor have executed this Distribution and Service Plan as of the day and year first above written.

GOLDMAN SACHS VARIABLE INSURANCE TRUST

By:	/s/ James A. McNamara
Name:	James A. McNamara
Title:	President of the Trust

GOLDMAN, SACHS & CO.

By:	/s/ Jesse Cole
Name:	Jesse Cole
Title:	Managing Director